Exhibit G


American Electric Power Company, Inc., Appalachian Power Company,
Indiana Michigan Power Company and Ohio Power Company

Notice of Proposal to Amend Articles and Acquire Preferred Shares pursuant to Cash Tender Offer; Order Authorizing Proxy Solicitation

     American Electric Power Company, Inc. ("AEP"), a registered holding company, and its utility subsidiaries, Appalachian Power Company, a Virginia corporation ("APCo"), Indiana Michigan Power Company, an Indiana corporation ("I&M"), and Ohio Power Company, an Ohio corporation ("OPCo") (APCo, I&M and OPCo sometimes hereinafter collectively, the "Subsidiaries"), have filed an application-declaration under sections 6(a), 9(a) and 10 of the 1935 Act and rules 62 and 65 thereunder.

     APCo has outstanding 13,499,500 shares of common stock, no par value per share ("APCo Common Stock"), all of which are held by AEP. APCo's outstanding preferred stock consists of 2,198,150 shares of cumulative preferred stock, no par value per share (collectively, "APCo Preferred Stock"), issued in five series (each, an "APCo Series"), all of which are traded over-the-counter, except for the 4-1/2% Series (as defined herein), which is traded on the Philadelphia Stock Exchange. The five series of APCo Preferred Stock consist of a 4-1/2% series, of which 298,150 shares are outstanding ("4-1/2% Series"); a 5.90% series, of which 500,000 shares are outstanding ("5.90% Series"); a 5.92% series, of which 600,000 shares are outstanding ("5.92% Series"); a 6.85% series, of which 300,000 shares are outstanding ("6.85% Series"); and a 7.80% series, of which 500,000 shares are outstanding ("7.80% Series"). APCo has outstanding no other class of equity securities.

     APCo's Articles of Incorporation ("APCo Articles") currently provide that, without the consent of the holders of a majority of the total number of votes which holders of the outstanding shares of APCo Preferred Stock of all series are entitled to cast, APCo shall not issue or assume any evidence of indebtedness, secured or unsecured (other than for purposes of refunding or renewing outstanding evidences of indebtedness or redeeming or otherwise retiring all outstanding shares of APCo Preferred Stock) if, immediately after such issue or assumption, (a) the total principal amount of all such indebtedness issued or assumed by APCo and then outstanding would exceed 20% of the aggregate of (1) the total principal amount of all then-outstanding bonds or other secured debt of APCo (other than certain bonds issued under a mortgage) and
(2) the stated capital and surplus of APCo as stated on APCo's books, or (b) the total principal amount of all unsecured debt would exceed 20% of the aggregate of (1) the total principal amount of all then-outstanding bonds or other secured debt of APCo and (2) the stated capital and surplus of APCo as stated on APCo's books, or (c) the total outstanding principal amount of all unsecured debt of maturities of less than ten years would exceed 10% of the aggregate of (1) the total principal amount of all then-outstanding bonds or other secured debt of APCo and (2) the stated capital and surplus of APCo as stated on APCo's books ("APCo Restriction Provision").

     I&M has outstanding 1,400,000 shares of common stock, par value $100 per share ("I&M Common Stock"), all of which are held by AEP. I&M's outstanding preferred stock consists of 1,569,767 shares of cumulative preferred stock, par value $100 per share ("I&M Preferred Stock"), issued in seven series (each, an "I&M Series"), all of which are traded over-the-counter, except for the 4-1/8% Series (as defined herein), which is traded on the Chicago Stock Exchange. The seven series of I&M Preferred Stock consist of a 4-1/8% series, of which 119,767 shares are outstanding ("4-1/8% Series"); a 4.12% series, of which 40,000 shares are outstanding ("4.12% Series"); a 4.56% series, of which 60,000 shares are outstanding ("4.56% Series"); a 5.90% series, of which 400,000 shares are outstanding ("5.90% Series"); a 6-1/4% series, of which 300,000 shares are outstanding ("6-1/4% Series"); a 6-7/8% series, of which 300,000 shares are outstanding ("6-7/8% Series"); and a 6.30% series, of which 350,000 shares are outstanding ("6.30% Series"). I&M has outstanding no other class of equity securities.

     I&M's Articles of Acceptance ("I&M Articles") currently provide that, without the consent of the holders entitled to cast a majority of the total number of votes which holders of the outstanding I&M Preferred Stock of all series are entitled to cast, I&M shall not issue or assume any unsecured debt securities (other than for purposes of the reacquisition, redemption or other retirement of any evidences of indebtedness theretofore issued or assumed by I&M or the reacquisition, redemption or other retirement of all outstanding shares of I&M Preferred Stock) if, immediately after such issue or assumption, the total principal amount of all unsecured debt securities (other than the principal amount of all long-term unsecured debt securities not in excess of 10% of the capitalization of I&M) issued or assumed by I&M and then outstanding would exceed 10% of the capitalization of I&M ("I&M Restriction Provision").

     OPCo has outstanding 27,952,473 shares of common stock, no par value per share ("OPCo Common Stock"), all of which are held by AEP. OPCo's outstanding preferred stock consists of 1,484,316 shares of cumulative preferred stock, par value $100 per share ("OPCo Preferred Stock"), issued in seven series (each, an "OPCo Series"), all of which are traded over-the-counter. The seven series of OPCo Preferred Stock consist of a 4-1/2% series, of which 202,403 shares are outstanding ("4-1/2% Series"); a 4.08% series, of which 42,575 shares are outstanding ("4.08% Series"); a 4.20% series, of which 51,975 shares are outstanding ("4.20% Series"); a 4.40% series, of which 88,363 shares are outstanding ("4.40% Series"); a 5.90% series, of which 404,000 shares are outstanding ("5.90% Series"); a 6.02% series, of which 395,000 shares are outstanding ("6.02% Series"); and a 6.35% series, of which 300,000 shares are outstanding ("6.35% Series"). OPCo has outstanding no other class of equity securities.

     OPCo's Articles of Incorporation ("OPCo Articles") currently provide that, without the consent of the holders of a majority of the total number of votes which holders of the outstanding OPCo Preferred Stock of all series are entitled to cast, OPCo shall not issue or assume any unsecured debt securities (other than for purposes of the reacquisition, redemption or other retirement of any evidences of indebtedness theretofore issued or assumed by OPCo or the reacquisition, redemption or other retirement of all outstanding shares of OPCo Preferred Stock) if, immediately after such issue or assumption, the total principal amount of all unsecured debt securities (other than the principal amount of all long-term unsecured debt securities not in excess of 10% of the capitalization of OPCo) issued or assumed by OPCo and then outstanding would exceed 10% of the capitalization of OPCo ("OPCo Restriction Provision").

     Each Subsidiary proposes to solicit proxies (a "Proxy Solicitation") from the holders of its outstanding shares of Preferred Stock of each Series and Common Stock for use at a special meeting of its stockholders to be held on or about February 28, 1997 ("Special Meeting") (i) to consider a proposed amendment to its Articles that would eliminate the Subsidiary's Restriction Provision (the "Proposed Amendment") and (ii) in the case of OPCo only, to consider an amendment (the "OPCo Second Proposed Amendment") to the OPCo Articles which would clarify the authority of the board of directors to purchase or otherwise acquire cumulative preferred stock. Adoption of a Proposed Amendment requires the affirmative vote at a Subsidiary's Special Meeting (in person by ballot or by proxy) of the holders of not less than two-thirds of the outstanding shares of each of (1) the Preferred Stock of all Series, voting together as one class, and (2) the Common Stock. Adoption of the OPCo Second Proposed Amendment requires the affirmative vote at OPCo's Special Meeting (in person by ballot or by proxy) of the holders of at least a majority of the outstanding shares of the OPCo Preferred Stock and OPCo Common Stock, the OPCo Preferred Stock and OPCo Common Stock voting together as one class. AEP will vote its shares of Common Stock in favor of the Proposed Amendments and the OPCo Second Proposed Amendment. The Subsidiaries have engaged Morrow & Co., Inc. to act as information agent in connection with the Proxy Solicitations for a fee plus reimbursement of reasonable out-of-pocket expenses.

     If a Proposed Amendment is adopted, APCo, I&M and OPCo, as the case may be, will make a special cash payment of $1.00 per share (a "Special Cash Payment") to each Preferred Stockholder of any Series, any of whose shares of Preferred Stock (each a "Share") are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of such Proposed Amendment, provided that such Shares have not been tendered pursuant to the concurrent cash tender offer described below. APCo, I&M and OPCo will disburse Special Cash Payments out of their general funds, promptly after adoption of a Proposed Amendment.

     If adopted, the OPCo Second Proposed Amendment would add the following paragraph to the end of ARTICLE FOURTH, Clause 3:

     The Corporation may from time to time, by action of its Board of Directors and without action by the holders of the Common Stock or any class of the Cumulative Preferred Stock, purchase or otherwise acquire shares of any class of the Cumulative Preferred Stock in such manner, upon such terms and in such amounts as the Board of Directors shall determine; subject, however, to such limitations or restrictions, if any, as are contained in the express terms of any class of the Cumulative Preferred Stock outstanding at the time of the purchase or acquisition in question.

The OPCo Second Proposed Amendment is independent of the Offer (as defined below) and the OPCo Proposed Amendment, and neither the Offer nor the OPCo Proposed Amendment is in any way conditioned upon the OPCo Second Proposed Amendment being approved and adopted at the Special Meeting.

     OPCo has proposed the OPCo Second Proposed Amendment in order to clarify the scope of the authority of the Board of Directors to purchase or otherwise acquire shares of any series of the cumulative preferred stock. Although the Board of Directors believes that it has the authority to repurchase such Preferred Shares, in light of the magnitude of the purchase contemplated, the Board of Directors prefers to clearly establish that its authority to purchase shares of cumulative preferred stock, including the Shares, is circumscribed only by the express terms of any class of the cumulative preferred stock set forth in the Articles.

     Concurrently with the commencement of the Proxy Solicitations, subject to the terms and conditions stated in the relevant offering documents/1/, AEP proposes to make offers (each an "Offer") to the holders of APCo's, I&M's and OPCo's Preferred Stock of each Series, pursuant to which AEP will offer to acquire from the holders of the APCo, I&M and OPCo Preferred Stock of each Series any and all Shares of that Series at the cash purchase prices to be specified in the Offer (subject to potential increase or decrease pursuant to the terms of the Offer) together with an amount in cash the equivalent of accrued and unpaid dividends to the date of payment for Shares tendered (each such purchase price and, when applicable, accrued dividend cash-equivalent amount, collectively, a "Purchase Price"). AEP anticipates that the Offer for each Series of Preferred Stock will be scheduled to expire at 5:00 P.M. (New York City time) on the date of the Special Meeting, i.e., on or about February 28, 1997 (the "Expiration Date").

     The Offer consists of separate offers for each of the five Series of the APCo Preferred Stock, the seven Series of the I&M Preferred Stock and the seven Series of the OPCo Preferred Stock, with the offer for any one Series being independent of the offer for any other Series. The applicable Purchase Price and the other terms and conditions of the Offers apply equally to all Preferred Stockholders of the respective Series. The Offers are not conditioned upon any minimum number of Shares of the applicable Series being tendered, but are conditioned, among other things, on the Proposed Amendments being adopted at the respective Special Meetings. Subject to the terms of the offering documents, AEP will purchase at the applicable Purchase Price any and all Shares of any Series that are validly tendered and not withdrawn prior to the Expiration Date.

     To tender Shares in accordance with the terms of the offering documents, the tendering Preferred Stockholder must either (1) send to First Chicago Trust Company of New York, in its capacity as depositary for the Offer ("Depositary"), a properly completed and duly executed Letter of Transmittal for that Series and proxy (if not voting at the Special Meeting in person by ballot), together with any required signature guarantees and any other documents required by the Letter of Transmittal, and either (a) certificates for the Shares to be tendered must be received by the Depositary at one of its addresses specified in the offering documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the offering documents (and a confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the offering documents. Tenders of Shares made pursuant to an Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, subject to certain exceptions identified in the offering documents.

     AEP's obligation to proceed with the Offers and to accept for payment and to pay for any Shares tendered is subject to various conditions enumerated in the offering documents, including, among other conditions, that the Proposed Amendments be adopted at the Special Meetings and that the Commission issue an order under the 1935 Act authorizing the proposed transactions.

     At any time or from time to time, AEP may extend the Expiration Date applicable to any Series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Series. During any such extension, all Shares of the applicable Series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date as extended.

     Conversely, AEP may elect in its sole discretion to terminate the Offer prior to the scheduled Expiration Date and not accept for payment and pay for any Shares tendered, subject to applicable provisions of Rule 13e-4 under the Exchange Act requiring AEP either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, upon the occurrence of any of the conditions to closing enumerated in the offering documents, by giving notice of such termination to the Depositary and making a public announcement thereof.

     Subject to compliance with applicable law, AEP further reserves the right in the offering documents, in its sole discretion, to amend one or more Offers in any respect by making a public announcement thereof. If AEP materially changes the terms of an Offer or the information concerning an Offer, or if it waives a material condition of an Offer, AEP will extend the Expiration Date to the extent required by the applicable provisions of Rule 13e-4 under the Exchange Act. Those provisions require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If an Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that AEP notifies Preferred Stockholders that it will (a) increase or decrease the price it will pay for Shares, (b) decrease the percentage of Shares it seeks or (c) increase or decrease soliciting dealer's fees, the Expiration Date will be extended until the expiration of such period of ten business days.

     Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the offering documents will be held by AEP until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of the Offer, as promptly as practicable after the Expiration Date, AEP will accept for payment (and thereby purchase) and pay for Shares validly tendered and not withdrawn. AEP will pay for Shares that it has purchased pursuant to the Offer by depositing the applicable Purchase Price with the Depositary, which will act as agent for the tendering Preferred Stockholders for the purpose of receiving payment from AEP and transmitting payment to tendering Preferred Stockholders. AEP will pay all stock transfer taxes, if any, payable on account of its acquisition of Shares pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized in conformance with the applicable Letters of Transmittal.

     With respect to Shares validly tendered and accepted for payment by AEP, each tendering Preferred Stockholder will be entitled to receive as consideration from AEP only the applicable Purchase Price (which AEP anticipates will reflect a premium over the current market price at the commencement of the Offers). Any such holder will not be entitled to receive with respect to such tendered Shares additional consideration in the form of a Special Cash Payment.

     As noted above, subject to the terms and conditions of the Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by AEP as promptly as practicable after the Expiration Date. If a Proposed Amendment is adopted at a Subsidiary's Special Meeting, promptly after consummation of the Offer the Subsidiary will purchase the Shares sold to AEP pursuant to the Offer at the relevant Purchase Price plus expenses incurred in the Offer, and the Subsidiary will thereupon retire and cancel such Shares.

     If a Proposed Amendment is not adopted at the Special Meeting, AEP may elect, but is not obligated, to waive such condition, subject to applicable law. In that case, as promptly as practicable after AEP's waiver thereof and purchase of any Shares validly tendered pursuant to the Offers, the effected Subsidiary anticipates that it would call another special meeting of its common and preferred stockholders and solicit proxies therefrom for the same purpose as in the instant proceeding, i.e., to secure the requisite two-thirds affirmative vote of stockholders to amend the Articles to eliminate the Restriction Provision. At that meeting, AEP would vote any Shares acquired by it pursuant to the Offer or otherwise/2/ (as well as all of its shares of Common Stock) in favor of the proposed Articles amendment to eliminate the Restriction Provision./3/ If the proposed amendment is adopted at that meeting, and in any event within one year from the Expiration Date (including any potential extension thereto pursuant to the Offer), AEP will promptly after such meeting or at the expiration of such one-year period, as applicable, sell the Shares to the Subsidiary at the Purchase Price plus expenses paid therefor pursuant to the Offer, and the Subsidiary will thereupon retire and cancel such Shares.

     To finance its purchase of any Shares tendered, accepted for payment and paid for pursuant to the Offer, AEP intends to use its general funds and/or incur short-term indebtedness in an amount sufficient to pay the Purchase Price for all tendered Shares. The Commission previously authorized AEP to incur short-term indebtedness, from time to time prior to January 1, 2001, up to a maximum amount of $150 million./4/ To finance the purchase of any Shares tendered, accepted for payment and paid for pursuant to the Offer, AEP hereby requests the Commission to authorize AEP to use its general funds and/or incur short-term indebtedness in an amount up to $550 million. The $550 million authorization requested by AEP for short-term indebtedness is in addition to the authority granted to AEP in Rel. No. 35-26516 in File No. 70-8429 (May 20,
1996).

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc will act as dealer managers for AEP in connection with the Offers. AEP proposes to agree to pay the dealer managers a fee for Shares tendered, accepted for payment and paid for pursuant to the Offer and a fee for any Shares that are not tendered pursuant to the Offers but which vote in favor of the Proposed Amendment, and to reimburse the dealer managers for their reasonable out-of-pocket expenses, including attorneys' fees. In addition, AEP proposes to pay soliciting brokers and dealers a separate fee for any Shares tendered, accepted for payment and paid for pursuant to the Offer and a separate fee for any Shares that are not tendered pursuant to the Offers but which vote in favor of the Proposed Amendment.

     The Subsidiaries state that they consider the Restriction Provisions a significant impediment to their ability to maintain financial flexibility and minimize their financing costs, to the detriment of their utility customers and, indirectly, AEP's shareholders. AEP and the Subsidiaries assert that the ongoing financing flexibility and cost benefits to be gained by the Subsidiaries as a result of elimination of the Restriction Provisions outweigh the one-time cost of the Special Cash Payments and the other costs of the Proxy Solicitation. AEP and the Subsidiaries further represent that the terms of purchase of Shares pursuant to the Offers will benefit not only tendering Preferred Stockholders (by affording Preferred Stockholders who may not favor the elimination of the Restriction Provision an option to exit the Preferred Stock at a premium to the market price and without the usual transaction costs associated with a sale) but also, taking into account all related transaction costs, AEP's shareholders and system utility customers by (1) contributing to the elimination of the Restriction Provisions and (2) resulting in the acquisition and retirement of outstanding Shares and their potential replacement with comparatively less expensive financing alternatives, such as short-term debt.

     As noted, the Subsidiaries propose to submit the Proposed Amendment for consideration and action at special meetings of stockholders scheduled to take place on or about February 28, 1997 and, in connection therewith, to solicit proxies from the holders of their capital stock. The Subsidiaries request that the effectiveness of the application-declaration with respect to the solicitation of proxies for voting by their stockholders on the Proposed Amendments be permitted to become effective forthwith, pursuant to Rule 62(d).

     It appearing to the Commission that the application-declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62(d):

     IT IS ORDERED, that the application-declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the 1935 Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                            ENDNOTES

     /1/ The Proxy Solicitation and the Offer will be effected by means of the same core document - a combined proxy statement and issuer tender offer statement under the Securities Exchange Act of 1934 ("Exchange Act") and applicable rules and regulations thereunder.

     /2/ Following the Expiration Date and the consummation of the purchase of Shares pursuant to the Offer, AEP or one or more Subsidiaries may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. AEP will not undertake any such transactions without receipt of any required Commission authorizations under the 1935 Act in one or more separate proceedings. Likewise, in the event such a further special meeting is necessary, the Subsidiaries would not undertake any associated proxy solicitation and proposed Articles amendment prior to receipt of any required Commission authorizations under the 1935 Act in a separate proceeding.

     /3/ By contrast, if a Subsidiary, rather than AEP, had acquired Shares pursuant to the Offer, upon acquisition thereof by such Subsidiary any such Shares would be deemed treasury shares under Indiana, Ohio and Virginia law, as the case may be, and, as such, the Subsidiary would be precluded from voting those Shares under any circumstances.

     /4/ American Electric Power Company, Inc., et al., Rel. No.
35-26424 (December 8, 1995).